

December 23, 2013

<u>Via E-Mail</u>
James M. Follo
Chief Financial Officer
The New York Times Company
620 Eighth Avenue
New York, New York 10018

      Re: **The New York Times Company**
              Form 10-K for the Year Ended December 30, 2012
              Filed February 28, 2013
              Form 10-Q for the Quarter Ended June 30, 2013
              Filed August 8, 2013
              Form 10-Q for the Quarter Ended September 29, 2013
              Filed November 7, 2013
              File No. 001-05837

Dear Mr. Follo:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Linda Cvrkel

                    Linda Cvrkel
                    Branch Chief